

Mail Stop 4561

October 23, 2006

Bruce Nelson
Chief Financial Officer
NetGuru, Inc.
22700 Savi Ranch Parkway
Yorba Linda, California 92887

Re: **NetGuru, Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed on October 2, 2006
File No. 0-28560

Dear Mr. Nelson:

We have limited review of the above-referenced filing to the matters identified below and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

<u>General</u>

1. Please revise your preliminary proxy statement to more prominently disclose the consideration to be paid to security holders as a result of this Transaction. For example, consider disclosing that security holders will receive an $0.18 cash dividend in your letter to security holders or the notice.

2. Please revise to provide a table to disclose the beneficial ownership of netGuru following the Transaction, the increase of authorized preferred stock and the reverse stock split.

Summary of Proposed Reverse Merger, Sale, Name Change, Reverse Stock Split and Increase in
Authorized Preferred, page 4

3. We direct your attention to the "Other Agreements" subheading and note that netGuru
   will enter into an outsourcing service agreement with REL. Please revise to quantify the
   economic terms of this agreement. In this regard, the consideration to be paid to REL for
   the services covered by the outsourcing service agreement should be disclosed.

Cautionary Statement Regarding Forward-Looking Statements, page 11

4. We note that you refer to Section 27Aof the Securities Act of 1933 and Section 21E of
   the Securities Exchange Act of 1934. However, as a penny stock issuer, it does not
   appear that the above referenced sections are available to you. Please revise or advise.

Proposals 2 and 3: Reverse Merger with BPOMS and Sale of Indian Subsidiary and Certain
Assets and Liabilities

General, page 37

5. You disclose that the merger and other agreements "are not intended as documents for
   you to obtain factual information." You also disclose that "[t]he representations and
   warranties in the attached agreements were made by the parties to those agreements
   solely for the benefit of one another." These statements imply that the referenced merger
   and other agreements do not constitute public disclosure under the federal securities laws.
   Please revise or advise.

6. You also disclose that "information concerning the subject matter of the representations
   and warranties may change after the date of those agreements, and subsequent
   information may or may not be fully reflected in our public disclosures." Please be
   advised that, notwithstanding the inclusion of a general disclaimer, you are responsible
   for considering whether additional specific disclosures of material information regarding
   material contractual provisions are required to make the statements included in the proxy
   statement/prospectus not misleading. Include disclosure acknowledging that, if specific
   material facts exist that contradict the representations or warranties in the merger
   agreement, you have provided corrective disclosure.

Background of the Merger and Sale Transaction, page 37

7. Please clarify the role of Brian Mulvaney of ISI Capital Partners, LLC, in light of the fact
   that earlier in the same month the company had engaged the services of B. Riley to
   render a "fairness opinion" in connection with a merger or sale of your remaining assets.
   Disclose any fees paid to Mr. Mulvaney as an advising investment banker in connection
   with the merger and sale transactions and disclose whether Mr. Mulvaney provided any

reports, opinions or appraisals to the special committee and/or board relating to the Transaction. Further, describe any material relation with Mr. Mulvaney during the past two years and currently.

8. Please revise to provide a materially complete discussion regarding the asset sale agreement with Bentley. Your disclosure should clearly explain the background of the Transaction and explain any relationship between Bentley and netGuru.

9. Explain how BPOMS was first made aware of the company's intention to divest itself of some or all of its assets. Be specific in identifying who made the initial contact and tell us what role Mr. Amrit Das played, if any, in the initial contact and initial negotiations with BPOMS. In this regard, disclose whether a third party was responsible for Mr. Logan's inquiry regarding a potential merger transaction or explain any prior relationship between BPMOS and netGuru. If BPOMS and netGuru have a prior relationship or affiliation, please discuss. See Item 1005(b) of Regulation M-A. Alternatively, if a third party was involved, please identify the third party and disclose any relationship of this third party with BPOMS and netGuru. Also, revise to disclose any compensation that was received or will be received by any third party involved in the introduction of BPOMS and netGuru. Disclose the role that the special committee had in BPOMS's initial interest in netGuru.

10. You disclose that netGuru received a fairness opinion from B. Riley in connection with your sale of assets to Bentley. In accordance with Item 1015(b) of Schedule 14A, please disclose the compensation received by B. Riley as a result of its role in the Bentley transaction. See Item 14(b)(6) of Schedule 14A.

11. We note your disclosure on page 38 that your management met with Mr. Logan, Mr. Mulvaney, James Cortens and Patrick Dolan to discuss the potential strategic integration issues and possible deal structures on April 21, 2006. Please revise to explain whether your special committee was involved in these meetings. If not, please revise to further explain the role that the special committee played the negotiations and consideration of this Transaction, in light of the fact that the special committee was involved in discussions regarding the capital raise strategy.

12. We direct your attention to the disclosure on page 38 that the outcome of the April 21, 2006 meeting was to investigate the sale of your Indian operations to Amrit Das and his affiliates. Discuss in more specific detail how the sale of the Indian operations to Amrit Das and his affiliates was initiated and who first raised the possibility of selling the Indian subsidiary separate from the remaining business. For example, discuss when this deal structure was first considered, i.e., disclose whether it was considered by the company prior to the April 21, 2006 meeting with BPOMS, whether it was first raised by Mr. Das or by representatives of BPOMS in the April 21, 2006 meeting or whether it was first raised in some other manner. Discuss the reasons given for disposing of the Indian

subsidiary separately. Please revise the disclosure as appropriate to accurately describe the negotiation process

13. We refer you to the immediately preceding comment. Also expand the background to the negotiations disclosure to clarify when, how and by whom the decision to sell the Indian subsidiary on a stand alone basis was made. Disclose at what point the special committee and/or board decided to pursue the two-track course of selling the Indian subsidiary to Mr. Das and pursuing the merger with BPOMS. Discuss whether a meeting or conference call of the special committee and/or of the board of directors was held for this purpose and, if so, disclose whether Mr. Amrit Das participated and/or voted in any such meetings. Discuss whether Mr. Santanu K. Das, son of Amrit Das, a Das Family Holdings stockholder and affiliate, and member of NetGuru's board of directors, participated and/or voted in any such meetings. Specifically disclose whether either of Messrs. Amrit or Santanu Das participated in the July 28, 2006 meeting of the board. We note your disclosure that they abstained from participating in a board meeting following the August 29, 2006 meeting of the special committee.

14. Discuss the initial terms that were proposed regarding the merger transaction and the sale of the company's Indian subsidiary. Were counter-proposals offered? In what ways did the finalized material terms differ from the ones initially proposed? We note your disclosure in this regard that revised terms were proposed on June 15, 2006 regarding a purchase price adjustment and revised again in the August 2006 meeting. Discuss any other material terms that were negotiated in the June 15 meeting or in subsequent meetings and key factors affecting the negotiation of those terms.

15. What was the initial sale price offered for the Indian subsidiary and who proposed it? How did the sale price change during the course of the negotiations? What reasons were offered for the initial price and for any revisions to the sale price? How did the parties arrive at a sale price of approximately $2.0 million in cash? Please ensure that any other material terms associated with the sale of the Indian subsidiary are specifically described in material detail.

Opinion of our Financial Advisor, page 70

16. B. Riley's material analysis must disclose whether each particular factor favored or detracted from the conclusion that the overall Transaction was fair. For example, the selected precedent transaction analysis does not clearly indicate whether the precedent transactions compared favorably or unfavorably to the present transaction. More specifically, it is unclear how the transaction value multiples resulting from the selected precedent transaction analysis support B. Riley's determination that the aggregate consideration proposed in the Transaction is fair to your security holders from a financial point of view. To better explain the purpose of the analysis, disclose the range of implied enterprise value to revenue resulting from your selected precedent transactions analysis and compare this range to the enterprise value of this Transaction. Similarly revise the

other analyses to discuss whether the facts and analysis conducted favored or detracted from B. Riley's overall fairness opinion.

17. We note that B. Riley opines that the aggregate consideration proposed to be received by NetGuru in connection with the "Transaction," defined as the merger and divestiture of Research Engineers Ltd., to Das Family Holdings, is fair, from a financial point of view, to NetGuru's shareholders. Please revise the disclosure in the preliminary proxy statement to state whether B. Riley opined as to the fairness of the consideration proposed to be received by NetGuru for each transaction separately. To the extent that B. Riley did not conduct a separate fairness determination for the merger and the divestiture, please disclose. In this regard, your proxy should include clear disclosure in the summary section and in the body of the document that B. Riley did not, exclusively, consider the fairness of the divestiture of REL and the reasons why a separate determination as to fairness was not made. You should also consider additional disclosure to express to security holders the risk that results from the fact that the company has not received a separate fairness opinion in connection with the divestiture. Alternatively, consider whether the opinion should be revised to opine separately on the merger and the divestiture of REL.

Interests of our Directors and Executive Officers, page 77

18. We note that Messrs. Nelson and Dutta will enter into employment agreements that may include the receipt of compensation tied to milestones/sales transactions and cash bonuses payable at the time of closing and your corresponding disclosure on page 66. Also, we note that your non-employee directors have received compensation for serving on a special committee of your board of directors. Please expand to disclose whether the compensation to be received by your officers and directors will increase as a result of this Transaction. To the extent that there will be material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this Transaction, please discuss and quantify. Quantify the compensation received by your non-employee directors as a result of serving on the special committee. Further, rather than disclosing that "[s]ome of [y]our directors and executive officer have interests in the merger, sale and related transactions that are different from, or in addition to, those of [y]our stockholders generally," your preliminary proxy statement should also be revised to prominently include a summary of the interests of your executive officers and directors and potential conflicts of interests of affiliates in your "Summary of Proposed Reverse Merger, Sale, Name Change, Reverse Stock Split and Increase in Authorized Preferred."

19. We refer you to the immediately preceding comment. In addition to discussing the interests of Messrs. Nelson and Dutta and your non-employee directors, please expand your proxy statement to include similar disclosure regarding Mr. Das' interests in the sale of REL, on page 87. Also, similar to our request above, include a summary of Mr. Das' interests related to the Transaction in your "Summary of Proposed Reverse Merger, Sale,

Name Change, Reverse Stock Split and Increase in Authorized Preferred." Security holders should have prominent disclosure regarding Mr. Das' interest in the sale of REL.

Proposal 5: Reverse Stock Split, page 90

20. You state on page 92 that the increase in additional shares that would result from the reverse split "would make additional shares of common stock available for issuance in the merger and for additional acquisitions or financings. . . ." You further state that you have "no definitive plans to utilize additional available shares to entrench present management. . . ." Please expand the disclosure to state whether you have any current plans, proposals or arrangements, in addition to the ones that comprise the merger transaction, to issue stock.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions you may have to Maryse Mills-Apenteng at 202-551-3457 or Jeffrey Werbitt at 202-551-3456. If you need further assistance, please contact me at 202-551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal